SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/a

Under the Securities Exchange Act of 1934
(Amendment No. -----1) *

PLM INTERNATIONAL, INC.
CUSIP NUMBER 69341L2051
Common Stock

CUSIP NO. 69341L2051          13G/A        PAGE 1 OF 4

1. NAME OF REPORTING PERSON-SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Oak Forest Investment Management, Inc., 52-1947554

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		N/A

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
	6701 Democracy Blvd, Suite 402
	Bethesda, MD 20817

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

5. SOLE VOTING POWER:  464,200

6. SHARED VOTING POWER:  0

7.  SOLE DISPOSITIVE POWER: 464,200

8. SHARED DISPOSITIVE POWER: 0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		464,200


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN SHARES
		N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	5.95%

12.  TYPE OF REPORTING PERSON
	IA


Item 1 (a)  Name of Issuer:  PLM International, Inc.

Item 1 (b) Address of Issuer's Principal Executive Offices: One Market
	   Steuart Street Tower, Suite 800, San Francisco, CA 94105

Item 2 (a)  Name of Person Filing:  Oak Forest Investment Management, Inc.

Item 2 (b) Address of Principal Business Office;  6701 Democracy Blvd, Suite 402
	     Bethesda, MD 20817

Item 2 (c) Citizenship:  N/A

Item 2(d) Title of Class of Securities:  Common Stock

Item 2 (e) CUSIP Number:  693410L106

Item 3 This statement is filed pursuant to Rules 13d-13d-2(b) and the filing person is an: (e) Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940

Item 4  Ownership:  (a) Amount beneficially owned: 464,200
		       (b) Percent of Class: 5.95%
	                   (c) Number of shares as to which such person has:
	(i) sole power to vote or to direct the vote:  464,200
	(ii) shared power to vote or direct the vote:  0
            (iii) sole power to dispose or direct the disposition of: 464,200
	(iv) shared power to dispose or direct the disposition of: 0

Item 5  Ownership of Five Percent of less of a Class:  N/A



Item 6  Ownership of More than Five Percent on Behalf of Another person: N/A

Item 7   Identification and Classification of the subsidiary which acquired the
            Security Being Reported on parent Holding Company:  N/A

Item 8  Identification and Classification of Members of the Group:  N/A

Item 9  Notice of Dissolution of the Group:  N/A

Item 10   Certification

	By signing below, I certify that to the best of my knowledge and belief, the
	securities referred to above were acquired in the ordinary course of business
	and were not acquried for the purpose of and do not have the effect of
	changing or influencing the control of the issuer of such securities and were
	not acquired in connection with or as a participant in any transaction having
	such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify
	that the information set forth in this statement is true, complete and correct.

	February 8, 2000
	Date

	By_________________________
	Signature

	Jay M. Weinstein / President
	Name/ Title